Exhibit 99.1

PAYSAFE REPORTS THIRD QUARTER 2023 RESULTS;

REAFFIRMS FULL YEAR OUTLOOK

London, UK – November 14, 2023 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE), a leading payments platform, today announced its financial results for the third quarter of 2023.

Third Quarter 2023 Financial Highlights

(Metrics compared to third quarter of 2022)

•
Revenue of $396.4 million, increased 8%; increased 5% on a constant currency basis
•
Total Payment Volume of $35.1 billion1, increased 8%
•
Net loss attributable to the Company of $2.5 million, or ($0.04) per diluted share, compared to $1.0 million net income attributable to the Company, or $0.02 per diluted share
•
Adjusted net income of $35.3 million, or $0.57 per diluted share, compared to $29.2 million, or $0.48 per diluted share
•
Adjusted EBITDA of $116.1 million, increased 22%; increased 18% on a constant currency basis
•
Net leverage2 decreased to 5.1x as of September 30, 2023, compared to 5.8x as of December 31, 2022

Bruce Lowthers, CEO of Paysafe, commented: “Paysafe has continued to build momentum through the third quarter led by double-digit growth from our e-commerce solutions and classic digital wallets. Overall, our third quarter results reflect 8% year-over-year revenue growth, 22% Adjusted EBITDA growth and accelerated leverage reduction. These results reaffirm that the execution of our playbook is working and providing the foundation for us to deliver on our strategic initiatives and commitment to achieving our mid-term growth targets. I want to thank our extraordinary team for all their hard work as we continue to realign Paysafe in its pursuit of operational excellence.”

Strategic and Operational Highlights

•
Announced that Paysafe's Board has authorized a $50 million share repurchase program
•
Delivered fifth consecutive year-over-year quarterly revenue growth
•
Continued to progress Paysafe's sales transformation, fueling growth in enterprise-level bookings
•
Advanced Paysafe’s priorities across client experience and product innovation, including continued improvement to branded wallet portfolio, enhancing customer journey and merchant checkout experience, as well as leveraging our wallet platform to drive value, scale and expanded use cases
•
Announced a new partnership with Fanatics Betting and Gaming to offer its customers traditional card payments alongside a full suite of alternative payment methods
•
Won ‘Best Digital Wallet’ and highly acclaimed for ‘Best Payments led Financial Inclusion Initiative’ by The Digital Banker’s Global Payments Innovation Awards 2023
•
Recognized by CNBC’s list of the World’s Top FinTech Companies (Digital Payments)
•
Won 2023 ‘Payment Provider of the Year’ by Gambling.com and the American Gambling Awards

(1)
Excludes embedded wallet related volumes of $3.9 billion and $10.4 billion in the third quarter of 2023 and 2022, respectively.
(2)
Paysafe defines net leverage as the calculation of net debt (total debt less cash and cash equivalents) divided by the sum of the last twelve months (LTM) of Adjusted EBITDA. For the period ending September 30, 2023, total debt was $2,514.7 million and cash and cash equivalents was $226.5 million, and LTM Adjusted EBITDA was $444.5 million, respectively. For the period ending December 31, 2022, total debt was $2,643.5 million and cash and equivalents was $260.2 million, and LTM Adjusted EBITDA was $410.0 million, respectively.

Third Quarter of 2023 Summary of Consolidated Results

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands) (unaudited)	2023	2022	2023	2022
Revenue	$396,410	$365,988	$1,186,597	$1,112,569
Gross Profit (excluding depreciation and amortization)	$232,333	$214,178	$696,967	$654,669
Net (loss) / income attributable to the Company	$(2,549)	$978	$(8,122)	$(1,828,944)

Adjusted EBITDA	$116,076	$95,470	$336,922	$302,390
Adjusted EBITDA margin	29.3%	26.1%	28.4%	27.2%
Adjusted net income attributable to the Company	$35,272	$29,152	$103,026	$103,954

Total revenue for the third quarter of 2023 was $396.4 million, an increase of 8%, compared to $366.0 million in the prior year period, reflecting 8% growth in total payment volume. Excluding an $11.9 million favorable impact from changes in foreign exchange rates, total revenue increased 5%. Revenue from the Merchant Solutions segment increased 6%, led by double-digit growth from e-commerce solutions. Revenue from the Digital Wallets segment increased 12% on a reported basis and 5% on a constant currency basis, as a decline from eCash solutions was more than offset by double-digit growth from classic digital wallets, partly reflecting the Company's initiatives to increase consumer engagement and merchant checkout conversion rates. Growth from the Digital Wallets segment was also supported by new product features and interest revenue on consumer deposits.

Net loss attributable to the Company for the third quarter was $2.5 million, compared to net income of $1.0 million in the prior year period. The decrease in net income reflects an increase in operating income, which was offset by a reduction in other income as a result of foreign exchange and fair value adjustments.

Adjusted net income for the third quarter increased 21% to $35.3 million, compared to $29.2 million in the prior year period as strong growth in Adjusted EBITDA more than offset higher expenses related to depreciation and amortization, interest and taxes.

Adjusted EBITDA for the third quarter was $116.1 million, an increase of 22%, compared to $95.5 million in the prior year period. Excluding a $3.4 million favorable impact from changes in foreign exchange rates, Adjusted EBITDA increased 18% compared to the prior year period. Adjusted EBITDA margin for the third quarter increased 320 basis points to 29.3%, compared to 26.1% in the prior year period, reflecting lower credit losses and operating leverage.

Third quarter net cash used in operating activities was $2.5 million, compared to $6.2 million in the prior year period, mainly reflecting the timing of working capital, as well as settlement of funds payable and amounts due to customers. Free cash flow was $105.3 million, compared to $106.5 million in the prior year period, which includes the movement in customer accounts and other restricted cash which was an increase of $99.8 million in the third quarter of 2023, compared to an increase of $110.0 million in the prior year period.

Balance Sheet

As of September 30, 2023, total cash and cash equivalents were $226.5 million, total debt was $2.5 billion and net debt was $2.3 billion. Compared to June 30, 2023, total debt decreased by $61.0 million, reflecting net repayments of $22 million as well as movement in foreign exchange rates.

Summary of Segment Results

	Three Months Ended			Nine Months Ended
	September 30,		YoY	September 30,		YoY
($ in thousands) (unaudited)	2023	2022	change	2023	2022	change
Revenue:
Merchant Solutions	$216,847	$203,733	6%	$651,066	$608,848	7%
Digital Wallets	$182,855	$162,992	12%	$543,382	$509,024	7%
Intersegment	$(3,292)	$(737)	347%	$(7,851)	$(5,303)	48%
Total Revenue	$396,410	$365,988	8%	$1,186,597	$1,112,569	7%

Adjusted EBITDA:
Merchant Solutions	$57,467	$45,631	26%	$165,572	$149,282	11%
Digital Wallets	$79,930	$68,142	17%	$236,350	$212,286	11%
Corporate	$(21,321)	$(18,303)	-16%	$(65,000)	$(59,178)	-10%
Total Adjusted EBITDA	$116,076	$95,470	22%	$336,922	$302,390	11%

Adjusted EBITDA margin:
Merchant Solutions	26.5%	22.4%	410 bps	25.4%	24.5%	90 bps
Digital Wallets	43.7%	41.8%	190 bps	43.5%	41.7%	180 bps
Total Adjusted EBITDA margin	29.3%	26.1%	320 bps	28.4%	27.2%	120 bps

Full Year 2023 Financial Guidance

($ in millions) (unaudited)	Full Year 2023
Revenue	$1,595 - $1,608
Adjusted EBITDA	$454 - $462

Share Repurchase Program

Paysafe also announced today that its Board of Directors has authorized the commencement of a share repurchase program. The share repurchase program authorizes the Company to purchase up to $50 million of Paysafe’s common stock.

“This buyback program reinforces the Board’s and management’s confidence in Paysafe,” said Alex Gersh, CFO of Paysafe. “With our healthy cash flow generation and consistent progress towards reducing our net leverage ratio over the last several quarters, we believe now is the appropriate time to include share repurchases as part of our capital allocation strategy. We continue to expect the majority of our excess cash flow to be committed to de-leveraging, while we also continue to invest in innovation to drive long-term growth.”

Under the Share Repurchase Program, management is authorized to purchase shares of our common stock from time to time through open market purchases or privately negotiated transactions at prevailing prices as permitted by securities laws and other legal requirements, and subject to market conditions and other factors. This program does not obligate the Company to acquire any particular amount of common stock and the program may be extended, modified, suspended or discontinued at any time at the Company’s discretion.

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Tuesday, November 14, 2023, at 8:30 a.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-3037 (U.S. toll-free); 215-268-9852 (International)

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over $130 billion in 2022, and approximately 3,300 employees located in 12+ countries, Paysafe connects businesses and consumers across 100 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Kate Aldridge

Paysafe

kate.aldridge@paysafe.com

+44 750 079 7547

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE” or the “Company”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of third parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of the COVID-19 pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$226,451	$260,219
Customer accounts and other restricted cash	1,291,662	1,866,976
Accounts receivable, net of allowance for credit losses of $5,496 and $10,558, respectively	163,430	159,324
Settlement receivables, net of allowance for credit losses of $5,126 and $5,398, respectively	140,273	147,774
Prepaid expenses and other current assets	103,434	60,810
Total current assets	1,925,250	2,495,103
Deferred tax assets	104,538	104,538
Property, plant and equipment, net	18,563	11,947
Operating lease right-of-use assets	25,473	35,509
Derivative asset	16,053	17,321
Intangible assets, net	1,188,622	1,291,458
Goodwill	1,990,603	1,999,132
Other assets – noncurrent	4,271	2,048
Total assets	$5,273,373	$5,957,056

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$225,003	$241,529
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,464,102	1,997,867
Operating lease liabilities – current	8,625	7,953
Income taxes payable	—	11,325
Contingent and deferred consideration payable – current	10,639	18,171
Liability for share-based compensation – current	2,543	11,400
Total current liabilities	1,721,102	2,298,435
Non-current debt	2,504,498	2,633,269
Operating lease liabilities – non-current	20,165	29,913
Deferred tax liabilities	136,132	118,791
Warrant liabilities	2,264	3,094
Liability for share-based compensation – non-current	2,927	4,942
Contingent and deferred consideration payable – non-current	8,378	8,975
Total liabilities	4,395,466	5,097,419
Commitments and contingent liabilities
Total shareholders' equity	877,907	859,637
Total liabilities and shareholders' equity	$5,273,373	$5,957,056

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2023	2022	2023	2022
Revenue	$396,410	$365,988	$1,186,597	$1,112,569
Cost of services (excluding depreciation and amortization)	164,077	151,810	489,630	457,900
Selling, general and administrative	121,195	132,250	383,106	397,527
Depreciation and amortization	67,074	66,088	197,046	199,096
Impairment expense on goodwill and intangible assets	—	4,036	275	1,886,223
Restructuring and other costs	835	6,443	4,165	60,636
Loss on disposal of subsidiary and other assets, net	—	699	—	1,359
Operating income / (loss)	43,229	4,662	112,375	(1,890,172)
Other income, net	9,661	38,230	19,584	97,863
Interest expense, net	(38,421)	(34,631)	(112,639)	(89,013)
Income / (loss) before taxes	14,469	8,261	19,320	(1,881,322)
Income tax expense / (benefit)	17,018	7,283	27,442	(52,749)
Net (loss) / income	$(2,549)	$978	$(8,122)	$(1,828,573)
Less: net income attributable to non-controlling interest	—	—	—	371
Net (loss) / income attributable to the Company	$(2,549)	$978	$(8,122)	$(1,828,944)

Net (loss) / income per share attributable to the Company – basic	$(0.04)	$0.02	$(0.13)	$(30.24)
Net (loss) / income per share attributable to the Company – diluted	$(0.04)	$0.02	$(0.13)	$(30.24)

Net (loss) / income	$(2,549)	$978	$(8,122)	$(1,828,573)
Other comprehensive (loss) / income , net of tax of $0:
(Loss) / gain on foreign currency translation	(8,853)	(33,532)	1,525	(55,660)
Total comprehensive loss	$(11,402)	$(32,554)	$(6,597)	$(1,884,233)
Less: comprehensive income attributable to non-controlling interest	—	—	—	371
Total comprehensive loss attributable to the Company	$(11,402)	$(32,554)	$(6,597)	$(1,884,604)

Paysafe Limited Consolidated Net (loss) / income per share attributable to the Company

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Numerator ($ in thousands)
Net (loss) / income attributable to the Company - basic	$(2,549)	$978	$(8,122)	$(1,828,944)
Net (loss) / income attributable to the Company - diluted	$(2,549)	$978	$(8,122)	$(1,828,944)

Denominator (in millions)
Weighted average shares – basic	61.6	60.6	61.3	60.5
Weighted average shares – diluted	61.6	60.7	61.3	60.5

Net (loss) / income per share attributable to the Company
Basic	$(0.04)	$0.02	$(0.13)	$(30.24)
Diluted	$(0.04)	$0.02	$(0.13)	$(30.24)

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Nine Months Ended
	September 30,
($ in thousands)	2023	2022
Cash flows from operating activities
Net loss	$(8,122)	$(1,828,573)
Adjustments for non-cash items:
Depreciation and amortization	197,046	199,096
Unrealized foreign exchange loss / (gain)	4,907	(49,319)
Deferred tax expense / (benefit)	17,453	(64,165)
Interest expense, net	5,392	25,393
Share-based compensation	23,061	45,248
Other income, net	(19,828)	(40,559)
Impairment expense on goodwill and intangible assets	275	1,886,223
Allowance for credit losses and other	13,857	24,792
Loss on disposal of subsidiary and other assets, net	-	1,359
Non-cash lease expense	6,686	5,505
Movements in working capital:
Accounts receivable, net	(15,857)	(24,046)
Prepaid expenses, other current assets, and related party receivables	(1,332)	(21,772)
Settlement receivables, net	2,090	(10,581)
Accounts payable, other liabilities, and related party payables	(26,623)	29,194
Funds payable and amounts due to customers	(529,888)	1,210,744
Income tax payable and receivable	(24,485)	(15,320)
Net cash flows (used in) / provided by operating activities	(355,368)	1,373,219
Cash flows in investing activities
Purchase of property, plant & equipment	(12,129)	(2,637)
Purchase of merchant portfolios	(26,749)	(38,347)
Purchase of other intangible assets	(69,393)	(67,056)
Acquisition of business, net of cash acquired	—	(424,722)
Net cash outflow on disposal of subsidiary	—	(826)
Receipts under derivative financial instruments	7,520	—
Cash outflow for merchant reserves	(24,400)	—
Other investing activities, net	(410)	—
Net cash flows used in investing activities	(125,561)	(533,588)
Cash flows from financing activities
Cash settled equity awards	(484)	(154)
Repurchases of shares withheld for taxes	(7,857)	—
Proceeds from exercise of warrants	5	3
Repurchase of borrowings	(124,344)	(31,365)
Proceeds from loans and borrowings	90,138	86,246
Repayments of loans and borrowings	(68,592)	(130,672)
Payments under derivative financial instruments, net	—	(1,305)
Payment of debt issuance costs	—	(6,261)
Proceeds under line of credit	675,000	571,600
Repayments under line of credit	(675,000)	(565,600)
Contingent consideration received	—	2,621
Contingent and deferred consideration paid	(9,210)	(16,717)
Net cash flows used in financing activities	(120,344)	(91,604)
Effect of foreign exchange rate changes	(7,809)	(284,334)
(Decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(609,082)	$463,693
Cash and cash equivalents, including customer accounts and other restricted cash, at beginning of the period	2,127,195	1,971,718
Cash and cash equivalents, including customer accounts and other restricted cash, at end of the period	$1,518,113	$2,435,411

	Nine Months Ended
	September 30,
	2023	2022
Cash and cash equivalents	$226,451	$220,191
Customer accounts and other restricted cash, net	1,291,662	2,215,220
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,518,113	$2,435,411

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Gross Profit Margin (excluding depreciation and amortization), Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Free cash flow conversion, Adjusted net income, Adjusted net income per share, and Net leverage which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Gross Profit Margin (excluding depreciation and amortization) is defined as Gross Profit (excluding depreciation and amortization) as a percentage of revenue. Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of Revenue. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the Company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and intangible assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share-based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders ability to evaluate the Company’s business performance and profitability by improving comparability of operating results across reporting periods.

Free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs, cash paid for interest and movements in customer accounts and other restricted cash. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Free cash flow conversion is defined as free cash flow as a percentage of Adjusted EBITDA. Management believes free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Net leverage is defined as net debt (gross debt less cash and cash equivalents) divided by the last twelve months Adjusted EBITDA. Management believes net leverage is a useful measure of the Company's credit position and progress towards leverage targets.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Free cash flow conversion, Adjusted net income, Adjusted net income per share, and Net leverage when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measure of Adjusted EBITDA provided herein have not been reconciled to the comparable GAAP measure due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net (Loss) / Income to Adjusted EBITDA

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2023	2022	2023	2022
Net (loss) / income	$(2,549)	$978	$(8,122)	$(1,828,573)
Income tax expense / (benefit)	17,018	7,283	27,442	(52,749)
Interest expense, net	38,421	34,631	112,639	89,013
Depreciation and amortization	67,074	66,088	197,046	199,096
Share-based compensation expense	4,938	13,542	23,061	45,248
Impairment expense on goodwill and intangible assets	—	4,036	275	1,886,223
Restructuring and other costs	835	6,443	4,165	60,636
Loss on disposal of subsidiaries and other assets, net	—	699	—	1,359
Other income, net	(9,661)	(38,230)	(19,584)	(97,863)
Adjusted EBITDA	$116,076	$95,470	$336,922	$302,390
Adjusted EBITDA Margin	29.3%	26.1%	28.4%	27.2%

Reconciliation of Operating Cash Flow to Non-GAAP Free Cash Flow

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2023	2022	2023	2022
Net cash (outflows) / inflows from operating activities	$(2,483)	$(6,228)	$(355,368)	$1,373,219
Capital Expenditure	(25,696)	(24,962)	(81,522)	(69,693)
Cash paid for interest	32,363	19,010	107,247	63,620
Payments relating to Restructuring and other costs	1,397	8,732	30,562	28,868
Movement in Customer Accounts and other restricted cash (1)	99,757	109,967	569,431	(1,189,690)
Free Cash Flow	$105,338	$106,519	$270,350	$206,324
Adjusted EBITDA	116,076	95,470	336,922	302,390
Free Cash Flow Conversion	91%	112%	80%	68%

(1)
Management considers the movement in customer accounts and other restricted cash as settlement related, and have therefore offset against movements in Settlement Receivables and Funds payable and amounts due to customers.

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2023	2022	2023	2022
Revenue	$396,410	$365,988	$1,186,597	$1,112,569
Cost of services (excluding depreciation and amortization)	164,077	151,810	489,630	457,900
Depreciation and amortization	67,074	66,088	197,046	199,096
Gross Profit (1)	$165,259	$148,090	$499,921	$455,573
Depreciation and amortization	67,074	66,088	197,046	199,096
Gross Profit (excluding depreciation and amortization)	$232,333	$214,178	$696,967	$654,669

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.

Reconciliation of GAAP Net (Loss) / Income to Adjusted Net Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ in thousands)	2023	2022	2023	2022
Net (loss) / income attributable to the Company	$(2,549)	$978	$(8,122)	$(1,828,944)
Other non-operating income, net (1)	(7,274)	(39,802)	(12,852)	(103,821)
Impairment expense on goodwill and intangible assets	—	4,036	275	1,886,223
Amortization of acquired assets (2)	34,094	41,479	101,862	127,028
Restructuring and other costs	835	6,443	4,165	60,636
Loss on disposal of subsidiaries and other assets, net	—	699	—	1,359
Share-based compensation expense	4,938	13,542	23,061	45,248
Discrete tax items (3)	14,313	4,663	25,198	11,639
Income tax benefit on non-GAAP adjustments (4)	(9,085)	(2,886)	(30,561)	(95,414)
Adjusted net income attributable to the Company	$35,272	$29,152	$103,026	$103,954
(in millions)
Weighted average shares - diluted	61.6	60.7	61.3	60.5
Adjusted diluted impact	0.1	0.0	0.3	0.1
Adjusted weighted average shares - diluted	61.7	60.7	61.6	60.6

(1)
Other non-operating income, net primarily consists of income and expenses outside of the Company's operating activities, including, fair value gain / loss on warrant liabilities and loss on contingent consideration and gain / loss on foreign exchange. For the three and nine months ended September 30, 2023, this item also includes the gain to repurchase secured notes and fair value loss on derivative instruments.
(2)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(3)
Discrete tax items represents certain amounts within income tax (benefit)/expense, including changes in uncertain tax positions and the remeasurement of certain deferred tax balances due to changes in the statutory tax rates in certain jurisdictions.
(4)
Income tax benefit on non-GAAP adjustments reflects the tax impact of the non-GAAP adjustments to net loss attributable to the Company to calculate adjusted net income.

Adjusted Net Income per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Numerator ($ in thousands)
Adjusted net income attributable to the Company - basic	$35,272	$29,152	$103,026	$103,954
Adjusted net income attributable to the Company - diluted	$35,272	$29,152	$103,026	$103,954
Denominator (in millions)
Weighted average shares – basic	61.6	60.6	61.3	60.5
Adjusted weighted average shares – diluted (1)	61.7	60.7	61.6	60.6
Adjusted net income per share attributable to the Company
Basic	$0.57	$0.48	$1.68	$1.72
Diluted	$0.57	$0.48	$1.67	$1.72

(1)
The denominator used in the calculation of diluted adjusted net income per share attributable to the Company for the three and nine months ended September 30, 2023 and 2022 has been adjusted to include the dilutive effect of the Company's restricted stock units.